SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Amendment No. 1 to
Schedule TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

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MANUGISTICS GROUP, INC.
(Name of Subject Company (issuer) and Filing Person (Offeror))

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Options to Purchase Common Stock, Par Value $.002 Per Share
(Title of Class of Securities)

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565011103

(CUSIP Number of Class of Securities Underlying Common Stock)

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Gregory J. Owens
Chief Executive Officer
Manugistics Group, Inc.
9715 Key West Avenue
Rockville, MD 20850
Tel: (301) 255-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

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Copies to:
Merritt A. Cole, Esq.
Paul W. Baskowsky, Esq.
Dilworth Paxson LLP
3200 Mellon Bank Center
1735 Market Street
Philadelphia, PA 19103-7595
(215) 575-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$1,635,694	$150.48	(1)

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 6,058,125 shares of common stock of Manugistics Group, Inc., Inc. having an aggregate value of $1,635,694 as of February 7, 2003 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $92 for each $1,000,000 of the value of the transaction.

(1)	Previously Paid

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$150.48
Form or Registration No.:	Schedule TO (5-45194)
Filing party:	Manugistics Group, Inc.
Date filed:	February 10, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

TABLE OF CONTENTS

Introductory Statement

Item 4. Terms of the Transaction.
Item 12. Exhibits.

SIGNATURE
INDEX TO EXHIBITS
EXHIBIT 99(a)(16)

     This Amendment No. 1 to the Tender Offer Statement on Schedule TO originally filed by Manugistics Group, Inc. (“Manugistics” or the “Company”) with the SEC on February 10, 2003, is the final amendment relating to an offer by Manugistics to exchange outstanding options to purchase shares of Manugistics common stock held by eligible employees of Manugistics or its subsidiaries for new options to purchase shares of Manugistics common stock. This Amendment No. 1 reports the results of the offer.

Item 4. Terms of the Transaction.

     The offer expired on March 10, 2003. We have accepted for cancellation options to purchase 4,756,006 shares of Manugistics common stock. We will issue new options to purchase 1,481,677 shares of Manugistics common stock in exchange for the options surrendered in the offer.

Item 12. Exhibits.

     Item 12 is hereby amended to add the following exhibit:

Exhibit
Number	Description

99(a)(16)	Press Release dated March 12, 2003

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

MANUGISTICS GROUP, INC.

/s/ Gregory J. Owens Gregory J. Owens Chief Executive Officer

Date: March 12, 2003

INDEX TO EXHIBITS

Exhibit
Number	Description

99(a)(16)	Press Release dated March 12, 2003